EXHIBIT 99

Disclosure Regarding Forward-Looking Statements

          This Annual Report on Form 10-K for the year ended December 31, 2002 and our other filings with the Securities and Exchange Commission contain forward-looking statements that involve risks and uncertainties. We have made these statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our future commercial revenues, market growth, capital requirements and new product introductions. Other statements contained in our filings that are not historical facts are also forward-looking statements. We have tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology.

          Forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed in forward-looking statements. They can be affected by many factors, including, those listed in the 2002 Annual Report on Form 10-K under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward Looking Statements.” This prospectus describes some of the additional uncertainties and factors that may affect our forward-looking statements. Forward-looking statements are based on information presently available to senior management, and we do not assume any duty to update our forward-looking statements.

Risks Relating to Our Commercial Products Business

Risks Related to Our Business

Superconductor has a history of losses and may never become profitable.

          Superconductor has experienced significant net losses and negative cash flows from operations in each of its last five fiscal years. It had an accumulated deficit of $104.5 million as of December 31, 2002. Superconductor merged with Conductus on December 18, 2002. Conductus also has incurred significant losses and negative cash flows in each of the last five fiscal years. Conductus had an accumulated deficit of $108.0 million before completion of the acquisition on December 18, 2002. Superconductor expects to continue to incur net losses for 2003 and must significantly increase its revenues to achieve and maintain profitability. If it fails to increase revenues from sales of its SuperFilter products, it will continue to experience losses indefinitely.

Superconductor may need to raise additional capital in the future.

          As of December 31, 2002, Superconductor had cash and cash equivalents of $18.2 million. Concurrently with the acquisition of Conductus, Superconductor received gross proceeds of approximately $20 million in a private financing transaction. We may need to raise additional capital to fund operations and we cannot assure you that capital will be available on acceptable terms, if at all. If we should be unable to obtain any needed additional financing it could have a material adverse effect on our business and operating results.

          We may also require additional capital to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. If we cannot raise any needed funds on acceptable terms, it will harm our business. Additionally, if we issue additional equity securities to raise funds, the ownership percentage of existing stockholders would be reduced. New investors may also demand rights preferences or privileges senior to those of existing holders of common stock.

Integrating Conductus’ business with our own may be difficult to achieve, which may adversely affect operations.

          We completed the acquisition of Conductus on December 18, 2002 and face risks related to the integration and management of the combined operations. The integration of the businesses of Superconductor and Conductus will be a complex, time-consuming and expensive process and may disrupt our business if the integration is not timely and efficiently completed. We may encounter substantial difficulties, costs and delays involved in integrating operations, including:

•	potential conflicts between business cultures;

•	adverse changes in business focus perceived by third-party constituencies;

•	inability to implement uniform standards, controls, procedures and policies;

•	integration of research and development and product development efforts; and

•	loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

          In addition, Conductus is located in Northern California and Superconductor is located in Southern California. The geographic distance between the companies and their respective offices and operations and the consolidation of operations increase the risk that the integration will not be completed successfully or in a timely and cost-effective manner. Superconductor’s management may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the companies, and, if integration costs are not managed effectively or if they are higher than anticipated, then Superconductor’s financial results and its stock price could be materially and adversely affected.

We may incur future charges for the impairment of goodwill associated with the Conductus acquisition.

          We recognized $20 million of goodwill in connection with the acquisition of Conductus. Goodwill is required to be tested for impairment at least annually and we will be required to record a charge to earnings in any period that impairment of goodwill is determined.

If we do not successfully integrate Conductus or the merger’s benefits do not meet the expectations of investors or financial or industry analysts, the market price of Superconductor common stock may decline.

          The market price of Superconductor common stock may decline as a result of the merger for many reasons, including:

•	the integration of Superconductor and Conductus may not be completed in a timely and efficient manner;

•	perceived benefits of the merger are not achieved as rapidly as, or to the extent anticipated;

•	Superconductor’s assumptions about Conductus’s business model and operations may prove incorrect;

•	the effect of the merger on Superconductor’s financial results after the merger may not be consistent with the expectations of financial or industry analysts; or

•	significant stockholders of Superconductor following the merger may decide to dispose of their shares because the results of the merger are not consistent with their expectations.

Commercial product revenue growth could be adversely affected if Superconductor is unable to convert Conductus’ customers to the SuperFilter product line.

          Conductus’ primary commercial product line was the ClearSite® front-end receiver system for cellular and personal communication services cell sites. Superconductor’s primary commercial product line is the SuperFilter front-end receiver system. Superconductor plans to consolidate the two commercial product lines based on the SuperFilter platform. The consolidation of the product lines will require significant time, and we plan in the interim to offer Conductus’ main customer, Dobson Cellular Systems, Inc., our current SuperFilter product line. In order to successfully transition and retain Dobson, Superconductor must convince Dobson that the SuperFilter product meets Dobson’s performance requirements at a cost-effective price. Dobson could elect to purchase other front-end solutions, such as conventional filter technology, tower-top amplifiers and smart antennas, instead of our SuperFilter product, and we cannot predict whether Dobson will transition to our SuperFilter platform.

Our future operating results are unpredictable and likely to fluctuate significantly.

          We focus our efforts on developing superconductive products for the wireless telecommunications industry. The operating history of both Superconductor and Conductus in that market is limited and our operating results may be subject to significant fluctuations. Thus, future operating results cannot be reliably predicted, making it difficult to assess the value of the Superconductor common stock. We do not believe that period-to-period comparisons of Superconductor’s or Conductus’ respective operating results are necessarily meaningful, and you should not rely upon period-to-period comparisons as indications of future performance.

          Our future operating results may vary significantly due to factors including:

•	Our products have not yet achieved market acceptance, making future demand uncertain;

•	The size and timing of significant orders, and their fulfillment;

•	The size and timing of government funded contracts;

•	Our products may have a long development cycle, which may affect our ability to change our product offering quickly and compete effectively;

•	Limited life cycle of our products due to factors outside of our control, such as changing needs of service providers and the emergence of competing products;

•	Changes in our pricing policies, or those of our competitors;

•	Changes in our operating expenses and our ability to control costs;

•	Our customers’ budget cycles;

•	Product quality problems;

•	Our ability to obtain sufficient supplies of limited or sole-source components for our products;

•	Consolidation by competitors and indirect channel partners;

•	Regulatory changes affecting the wireless telecommunications industry or our products;

•	Our gain or loss of significant customers;

•	Our ability to increase sales to existing customers;

•	Delays in customer orders;

•	Our ability to reduce manufacturing costs;

•	Our ability to manufacture at acceptable quality levels;

•	Our ability to introduce new filter products or enhancements to our existing filter products;

•	Commercial market acceptance of new products introduced by us or our competitors;

•	Introduction of or enhancement of competitive or substitute products by our competitors; and

•	Limitations in our existing and future manufacturing capacity.

          Another factor making our future operating results difficult to predict is that we currently have a limited backlog of unshipped orders. Accordingly, future quarterly revenue is difficult to predict since it depends substantially upon orders that are yet to be booked. Product revenue is also difficult to predict because our sales cycle (which may increase in the future) varies substantially from customer to customer and by distribution channel.

          Our expense levels and expansion plans, including plans to increase research and development efforts, manufacturing capacity and sales and marketing efforts, are based in large part on expectations of future revenue. These items of expense are relatively fixed in the short-term. Consequently, operating results in any given period are likely to be disproportionately harmed if revenue in that period falls below expectations.

We cannot predict whether our products will be commercially accepted, because commercial application of superconductive electronics technology has been limited to date.

          Although a number of commercial superconductive electronic products have been introduced by us to date, a significant portion of our aggregate revenue to date has been derived from government research and development contracts. New products or product enhancements may or may not be successfully developed, introduced and marketed. Any new products or product enhancements that are marketed may not be well received in the marketplace or achieve any significant degree of commercial acceptance.

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to possible losses of competitive advantage.

          Our efforts to protect our proprietary rights may not succeed in preventing infringement by others or ensure that these rights will provide us with a competitive advantage. Pending patent applications may not result in issued patents and the validity of issued patents may be subject to challenge. Third parties may also be able to design around the patented aspects of the products. Additionally, certain of the issued patents and patent applications are owned jointly with third parties. Because any owner or co-owner of a patent can license its rights under jointly-owned patents or applications, inventions made by Superconductor or Conductus jointly with others are not subject to our exclusive control. Any of these possible events could result in losses of competitive advantage.

Intellectual property infringement claims against us could materially harm results of operations.

          Our products incorporate a number of technologies, including high temperature superconductor technology, technology related to other materials, and electronics technologies. Our patent positions, and that of other companies using high-temperature superconductor technology, is uncertain and there is significant risk that others, including our competitors or potential competitors, have obtained or will obtain patents relating to our products or technologies or products or technologies planned to be introduced by us.

          We believe that patents may be or have been issued or applications may be pending claiming various compositions which we would need a license to utilize in our products. There can be no assurances that such licenses could or would be obtained on commercially reasonable terms, or at all. We may be required to expend significant resources to develop alternatives that would not infringe such patents or to obtain licenses to the related technology. We may not be able to successfully design around these patents or obtain licenses to them and may have to defend ourselves at substantial cost against allegations of infringement of third party patents or other rights to intellectual property.

          We are currently engaged in a patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled “Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems.” ISCO filed a complaint on July 17, 2001 in the United States District Court for the District of Delaware against us and Conductus. The ISCO complaint alleges that our SuperFilter product and Conductus’ ClearSite® product infringe ISCO’s patent. After conducting separate investigations into the allegations, we and Conductus both filed responses denying ISCO’s allegations and asking the court to declare the ISCO patent invalid and not infringed. We were cooperating with Conductus in the defense of this lawsuit and we acquired Conductus in the merger on December 18, 2002.

          On October 3, 2001, we amended our response to add allegations that ISCO failed to disclose relevant prior art to the U.S. Patent Office during the patent application process. At the same time, we also sued ISCO for threatening some of our customers. Our standard terms and conditions of sale include an indemnity against any patent infringement claims, and we have informed our customers that we will defend them against any action brought by ISCO for any alleged infringement related to our products. We are seeking both compensatory and punitive damages from ISCO, as well as attorneys’ fees, arising from their threats against our customers. On March 26, 2002, ISCO added a new claim to their lawsuit alleging that our new IMT-2000 SuperFilter Tower Top System for use with third generation, or 3G, technology in international markets infringes two other ISCO patents—U.S. Patent No.’s 6,104,934 and 6,205,340. On April 17, 2002 the court ruled that these two claims are untimely and relegated ISCO to filing a separate lawsuit if it wants to pursue these claims. To date, ISCO has not pursued these claims.

          The parties completed the discovery process on June 28, 2002. The judge held a “Markman hearing” on October 15, 2002 to receive evidence concerning the scope and meaning of the patent claims asserted by ISCO. The judge issued his rulings regarding the hearing on October 30, 2002 the trial began March 17, 2003 and is expected to last approximately two weeks.

          An adverse outcome in the pending litigation, or in litigation of other intellectual property claims could subject us to significant liabilities or require us to cease using key technology. In any case, the cost of defending an intellectual property lawsuit could constitute a major financial burden and materially and adversely effect our results of operations.

Because competition for target employees is intense, we may be subject to claims of unfair hiring practices, trade secrets misappropriation or other related claims.

          Companies in the wireless telecommunications industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices, trade secrets misappropriation or other related claims. We may be subject to such claims in the future as they seek to hire qualified personnel, and such claims may result in material litigation. If this should occur, we could incur substantial costs in defending against these claims, regardless of their merits.

We depend on specific patents and licenses to technologies, and we will likely need additional technologies in the future that we may not be able to utilize.

          We utilize technologies under licenses of patents from others for our products. These patents may be subject to challenge, which may result in significant litigation expense (which may or may not be recoverable against future royalty obligations). Additionally, we continually try to develop new products, and, in the course of doing so, we may be required to utilize intellectual property rights owned by others and may seek licenses to do so. Such licenses may not be obtainable on commercially reasonable terms, or at all. It is also possible that we may inadvertently utilize intellectual property rights held by others, which could result in substantial claims.

Other parties may have the right to utilize technology important to our business.

          We utilize certain intellectual property rights under non-exclusive licenses or have granted to others the right to utilize certain intellectual property rights licensed from a third party. Because we may not have the exclusive rights to utilize such intellectual property, other parties may be able to compete with us, which may harm our business.

Our failure to anticipate and respond to developments in the wireless telecommunications market could substantially harm our business.

          Our efforts are focused on the wireless telecommunications market, including the 2G, 2.5G and 3G markets. The concentration of our resources on the wireless telecommunications market makes us potentially vulnerable to changes in this market, such as new technologies, future competition, changes in availability of capital resources or regulatory changes that could affect the competitive position and rate of growth of the wireless industry.

We may not be able to compete effectively in the superconductive electronics industry or against alternative technologies.

          Our products compete with a number of alternative approaches and technologies that increase the capacity and improve the quality of wireless networks. Some of these alternatives may be more cost effective or offer better performance than our products. Wireless network operators may opt to increase the number of transmission stations, increase tower heights, install filters and amplifiers at the top of antennas or use advanced antenna technology in lieu of purchasing our products. We may not succeed in competing with these alternatives.

          The market for superconductive electronics currently is small and in the early stages of commercialization. As superconductive electronics emerge as a viable alternative to current solutions, the market will become intensively competitive. A number of large companies with substantially greater financial resources and capabilities are engaged in programs to develop and commercialize products that may compete with those offered by us, or promote alternative solutions to meet the needs of the wireless network operators. For example, Dupont exhibited a tower top HTS front-end unit at a trade show in March 2002. Small companies, including ISCO International and CryoDevices, Inc., are also developing and commercializing superconductive electronic products for the telecommunications industry. Furthermore, academic institutions, governmental agencies and other public and private research organizations are engaged in development programs that may lead to commercial superconductive electronic products. Our success will depend on our ability to develop and maintain our technological leadership while managing the various risks described in this document.

Changes in the mix of our sales channels could cause fluctuations in future operating results.

          We currently sell most of our products directly to wireless network operators in the United States. We plan, however, to expand our business in international markets by increasing our direct sales force and selling through resellers or directly through original equipment manufacturers. If and when changes in the mix of our sales channels occur, our gross profit and operating margins may fluctuate significantly.

We depend upon government contracts for a substantial portion of revenue, and our business may suffer if significant contracts are terminated or adversely modified or we are unable to win new contracts.

          We derive a portion of our revenue from contracts with the U.S. government. Our government contracts include both research and development contracts and government product sales. Revenue from government contracts is derived primarily from a few large contracts. As a result, a reduction in, or discontinuance of, the government’s commitment to current or future programs could materially reduce government contract revenue. Furthermore, Conductus’ license agreement with one company, General Dynamics Electronic Systems, Inc., prevents Conductus from competing with General Dynamics for certain hardware research and development government contracts. If future government research and development projects were limited to areas in which General Dynamics may prevent our Conductus subsidiary from competing, our financial condition could be significantly harmed.

          Contracts involving the U.S. government may include various risks, including:

•	Termination by the government;

•	Reduction or modification in the event of changes in the government’s requirements or budgetary constraints;

•	Increased or unexpected costs causing losses or reduced profits under contracts where prices are fixed or unallowable costs under contracts where the government reimburses for costs and pays an additional premium;

•	Risks of potential disclosure of confidential information to third parties;

•	The failure or inability of the main contractor to perform its contract in circumstances where either Superconductor or Conductus is a subcontractor;

•	The failure of the government to exercise options for additional work provided for in the contracts; and

•	The government’s right in certain circumstances to freely use technology developed under these contracts.

          The programs in which we participate may extend for several years, but are normally funded on an annual basis. The U.S. government may not continue to fund programs under which we have entered into contracts. Even if funding is continued, we may fail to compete successfully to obtain funding pursuant to such programs.

          All costs for services under government contracts are subject to audit, and the acceptance of such costs as allowable and allocable is subject to federal regulatory guidelines. We record contract revenues in amounts which we expect to be realized upon final audit settlement. Any disallowance of costs by the government could have an adverse effect on our business, operating results and financial condition. We cannot assure you that audits and adjustments will not result in decreased revenues and net income for those years. Additionally, because of our participation in government contracts, we are subject to audit from time to time for our compliance with government regulations by various agencies. Government agencies may conduct inquiries or investigations that may cover a broad range of activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management’s attention. In addition, an adverse finding in any such audit, inquiry or investigation could involve penalties that may harm our business.

Our future success depends on our ability to focus primarily on commercial markets.

          We believe that any future growth we may experience will depend on our ability to develop, market and manufacture products for the commercial marketplace. Because there are substantial differences between the requirements for a government contracting business and a technology products business, we face a number of challenges in developing our commercial technology products business. In particular, we must implement an effective sales and marketing strategy and volume manufacturing capability, neither of which is required to support our government contracting business. If we are unable to develop our commercial technology products business, our business will be harmed.

Our business could be significantly damaged by harm to, or the loss of, a relationship with any one of our small number of customers.

          Historically, a relatively small number of customers have accounted for a significant portion of the total revenue of Superconductor and Conductus, and we expect that this trend will continue for the foreseeable future. For example, in the twelve (12) months ended December 31, 2002, 92% of Superconductor’s commercial product revenue was derived from sales to Alltel and U.S. Cellular. During the same period, Conductus had one primary customer, Dobson Cellular Systems, Inc., for its commercial product revenues. Accordingly, our future operating results will continue to substantially depend on the success of these few customers and our relationships with them. Any reduction or delay in sales of products to one or more of these key customers could significantly harm our business. Operating results will also depend on our ability to successfully develop relationships with additional key customers. We cannot assure you that we will retain our largest customers or that we will be able to sell products to additional key customers.

          Most of our customers have the right to cease doing business with us upon limited notice and with little or no penalty. Customer agreements typically do not require minimum purchases. Customers may also have relationships with our competitors, which may affect the purchasing decisions of such customers. We cannot assure you that our customers will not choose to direct our business to our existing or future competitors.

The wireless communication industry is highly concentrated, which limits the number of potential customers.

          The wireless communication industry is highly concentrated in nature and may become more concentrated due to anticipated industry consolidation. As a result, we believe that the number of potential customers for our products will be limited. For example, the U.S. wireless operations of three of our target customers—AirTouch, Bell Atlantic and GTE—were consolidated in 2000 into one entity called Verizon. Later in 2000, SBC Communications and BellSouth combined to form Cingular. If the wireless communication industry does not adopt our products, and we fail to capture a significant percentage of the commercial wireless market customers, our business will be harmed.

We currently rely on specific technologies and may not successfully adjust to the rapidly changing superconductive electronics market.

          The field of superconductivity is characterized by rapidly advancing technology. Our success depends upon our ability to keep pace with advancing superconductive technology, including materials, processes and industry standards. Our development efforts to date have been focused principally on thallium barium calcium copper oxide, in the case of

Superconductor, and yttrium barium copper oxide, in the case of Conductus. However, these materials may not ultimately prove commercially competitive against other currently known materials or materials that may be discovered in the future.

          We will have to continue to develop and integrate advances in technology for the fabrication of electronic circuits and devices and manufacture of commercial quantities of products. We will also need to continue to develop and integrate advances in complementary technologies. We cannot assure you that our development efforts will not be rendered obsolete by research efforts and technological advances made by others or that materials other than those currently used by us will not prove more advantageous for the commercialization of superconductive electronic products.

Our sales cycles are unpredictable and may be long, making future performance unpredictable.

          Our experience with the sales cycle for telecommunications products is limited. The sales cycle includes identification of decision makers within the customers’ organizations, development of an understanding of customer-specific performance and economic issues, convincing the customer through field trial reports of the benefits of systems offered, negotiation of purchase orders and deployment.

          Because customers who purchase our systems must commit a significant amount of capital and other resources, sales are subject to delays beyond our control. Our customers must consider budgetary constraints, comply with internal procedures for approving large expenditures and complete whatever testing is necessary for them to integrate new technologies that will affect our key operations. While the sales cycle for an initial order typically has been 6 to 12 months, we may experience longer sales cycles in the future. Such delays or lengthened sales cycles could have a material adverse effect on our business.

We depend on the capital spending patterns of wireless network operators, and if capital spending is decreased or delayed, our business may be harmed.

          Because we rely on wireless network operators for product purchases, any substantial decrease or delay in capital spending patterns in the wireless communication industry may harm our business. Demand from customers for our products depends to a significant degree upon the magnitude and timing of capital spending by these customers for constructing, rebuilding or upgrading our systems. The capital spending patterns of wireless network operators depend on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for wireless services, competitive pressures and general economic conditions. In addition, capital-spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the third calendar quarter, based on annual budget cycles.

Our reliance on a limited number of suppliers and the long lead time of components for our SuperFilter products could impair our ability to manufacture and deliver our systems on a timely basis.

          We currently purchase substrates for growth of high-temperature superconductor thin-films from one supplier because of the quality of its substrates. A thin film is a thin layer of high-temperature superconductor material. There are additional components that we source from a single vendor due to the present volume. Our reliance on sole or limited source suppliers involves certain risks and uncertainties, most of which are beyond our control. These include the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could impair our ability to manufacture and deliver our systems on a timely basis and result in the cancellation of orders, which could harm our business.

          In addition, the purchase of some of our key components involves long lead times and, in the event of unanticipated increases in demand for our SuperFilter products, we may be unable to obtain these components in sufficient quantities to meet our customers’ requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could impair our ability to manufacture and deliver our systems on a timely basis and could harm our business.

Our failure to successfully develop collaborative relationships with government agencies, research institutions and other companies could harm our business.

          We have established and continue to seek collaborative arrangements with corporate partners, government agencies and public and private research institutions to develop, manufacture and market superconductive electronic products. Our success depends on the development and success of these collaborative arrangements. However, we may not be able to enter into collaborative arrangements on commercially reasonable terms, and even if established, these arrangements may not succeed. If these programs are successful, our collaborative partners may seek to manufacture jointly developed products themselves or obtain them from alternative sources, rather than purchase them from us. Finally, these programs:

•	May require us to share control over our development, manufacturing and marketing programs and relinquish rights to our technology;

•	May be subject to termination at the discretion of the collaborative partners; and

•	May restrict our ability to engage in certain areas of product development, manufacturing and marketing.

Our limited commercial manufacturing experience and capabilities could hamper our success.

          Our failure to develop adequate manufacturing capabilities would significantly harm our business. Currently, we have only limited production facilities. To date, we have focused primarily on developing fabrication processes and producing limited quantities of products. Although our processing technology derives principally from semiconductor manufacturing technology, the fabrication of high-temperature superconductor components is especially difficult because of specific properties unique to high-temperature superconductor materials.

          We cannot assure you that we can develop the necessary manufacturing capability to attain yields sufficient to meet the demand for our products at a cost that will allow us to provide a price/performance advantage to customers in comparison with other alternatives. While we have established limited production facilities for our products, we may not be able to expand our processing, production control, assembly, testing and quality assurance capabilities to produce existing or planned superconductive electronic products in adequate commercial quantities.

          Even if our products meet performance standards acceptable to the superconductive electronics market, we cannot assure you that any such products will offer price/performance advantages in comparison with other alternatives sufficient to achieve market acceptance, or that production costs will be low enough to operate profitably.

We anticipate decreases in average selling prices, requiring us to reduce costs and introduce new systems in order to achieve and maintain profitability.

          A large order of products of Superconductor was discounted in December 2001; future orders may also be discounted. In 2002, there has been a reduction in average selling prices of Superconductor products. We will need to further reduce our manufacturing costs through engineering improvements and economies of scale in production and purchasing in order to achieve adequate gross margins. We may not be able to achieve the required cost savings at a rate needed to keep pace with competitive pricing pressure. If we fail to reach that objective our business may be harmed.

If we are unable to forecast our inventory needs accurately, we may be unable to obtain efficient manufacturing capacity or may incur unnecessary costs and produce excess inventory.

          We forecast our inventory needs based on anticipated product orders to determine manufacturing requirements. If we overestimate our requirements, we may have excess inventory, and our suppliers may as well, which could increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing and result in delays in shipments and recognition of revenues. In addition, lead times for ordering materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. Accordingly, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity from our suppliers to meet customers’ delivery requirements, which would harm our business.

Our success depends on the attraction and retention of senior management and technical personnel with relevant expertise.

          As a competitor in a highly technical market, we depend heavily upon the efforts of our existing senior management and technical teams. The loss of the services of one or more members of these teams could slow product development and commercialization objectives. Due to the specialized nature of high-temperature superconductors, we also depend upon our ability to attract and retain qualified technical personnel with substantial industry knowledge and expertise. Competition for qualified personnel is intense and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business.

Regulatory changes negatively affecting wireless communications companies could substantially harm our business.

          The Federal Communications Commission strictly regulates the operation of wireless base stations in the United States. Other countries also regulate the operation of base stations within their territories. Base stations and equipment marketed for use in base stations must meet specific technical standards. Our ability to sell our high-temperature superconductor filter subsystems will depend upon the rate of deployment of other new wireless digital services, the ability of base station equipment manufacturers and of base station operators to obtain and retain the necessary approvals and licenses, and changes in regulations that may impact the product requirements. Any failure or delay of base station manufacturers or operators in obtaining necessary approvals could harm our business.

We derive a portion of our revenue from sales outside the United States, and our international business activities subject us to risks that could reduce the demand for our products and increase our operating expense.

          A significant part of our strategy involves the continued pursuit of growth opportunities in a number of international markets, including Japan, Korea and Taiwan. We also anticipate expanding our efforts into Europe and Latin America. In many international markets, barriers to entry are the result of long-standing relationships between potential customers and our local suppliers and protective regulations, including local content and service requirements. In addition, pursuit of international growth opportunities may require significant investments for an extended period before any returns are realized by us from our investment.

          Our business in international markets could be adversely affected by:

•	Different technology standards and design requirements;

•	Difficulty in attracting qualified personnel;

•	Longer payment cycles for and greater difficulties collecting accounts receivable;

•	Export controls, tariffs and other barriers;

•	Fluctuations in currency exchange rates;

•	Nationalization, expropriation and limitations on repatriation of cash;

•	Social, economic, banking and political risks;

•	Taxation;

•	Changes in U.S. laws and policies affecting trade, foreign investment and loans; and

•	Cultural differences in the conduct of business.

We may acquire or make investments in companies or technologies that could cause loss of value to stockholders and disruption of business.

          We intend to explore opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

•	Failure to integrate the acquired assets and/or companies with current business;

•	The price paid may exceed the value eventually realized;

•	Loss of share value to existing stockholders as a result of issuing equity securities as part or the entire purchase price;

•	Potential loss of key employees from either our then current business or any acquired business;

•	Entering into markets in which we have little or no prior experience;

•	Diversion of financial resources and management’s attention from other business concerns;

•	Assumption of unanticipated liabilities related to the acquired assets; and

•	The business or technologies acquired or invested in may have limited operating histories and may be subjected to many of the same risks to which we are exposed.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, could disrupt business, dilute stockholder value or adversely affect our operating results.

          We may acquire or make investments in complementary companies, services and technologies in the future. Other than the recent acquisition of Conductus, we have not made any such acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven.

          Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and management resources from existing operations;

•	risk of entering new markets;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition or investment costs.

          In addition, future acquisitions could result in potentially dilutive issuances of equity securities, or the incurrence of debt, contingent liabilities or amortization expenses or charges related to goodwill or other intangible assets, any of which could harm our business. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

If we are unable to implement appropriate controls and procedures to manage our expected growth, we may not be able to successfully offer our products and implement our business plan.

          Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. Anticipated growth in future operations will continue to place, a significant strain on management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

Compliance with environmental regulations could be especially costly due to the hazardous materials used in the manufacturing process.

          We are subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our business. Any failure to comply with present or future regulations could result in fines being imposed, suspension of production or interruption of operations. In addition, these regulations could restrict our ability to expand or could require us to acquire costly equipment or incur other significant expense to comply with environmental regulations or to clean up prior discharges.

Terrorism and the declaration of war by the United States against terrorism may have adversely affected, and may in the future adversely affect, our business.

          The terrorist attacks in the United States on September 11, 2001, the declaration of war by the United States against terrorism and the war with Iraq have created significant instability and uncertainty in the world, which may have had, and may in the future have, a material adverse effect on world financial markets, including financial markets in the United States. In addition, such adverse political events may have had, and may in the future have, an adverse impact on economic conditions in the United States. Unfavorable economic conditions in the United States may have had, and may in the future have, an adverse affect on us, including, but not limited to, our ability to expand the market for our products, obtain financing as needed, enter into strategic relationships and effectively compete in the information exchange and knowledge exchange markets.

The reliability of market data included in our public filings is uncertain.

          Since we are relatively new to the commercial market and operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications in some of the documents we file with the Securities Exchange Commission. The reliability of this data cannot be assured. The market data and information used to prepare this prospectus was obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used incorporated into this prospectus is and will be reliable, it has not been independently verified. Similarly, internal company surveys, while believed by us to be reliable, have not been verified by any independent sources.

Risks Related to Superconductor Common Stock

Superconductor’s common stock may continue to be volatile and we may be exposed to costly securities class action lawsuits.

          The market price of our common stock has been and is likely to continue to be highly volatile. Our common stock may be significantly affected by the following factors:

•	Actual or anticipated fluctuations in operating results;

•	Announcements of technological innovations;

•	Announcements of new products or new contracts by us or our competitors;

•	Conditions and trends in the telecommunications and other technology industries; and

•	Changes in estimates of our future financial results or recommendations by securities analysts.

          In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. In the past, securities class action lawsuits have often been brought against such companies following periods of stock price volatility. We may be affected by similar litigation in the future, which could result in substantial costs and cause a diversion of management’s attention and resources. These events could significantly harm our business, operating results or financial condition.

Your ability to sell shares of Superconductor common stock may depend upon us maintaining our Nasdaq listing.

          Our common stock is listed on the Nasdaq National Market. We cannot assure you that it will always be listed. The Nasdaq National Market has rules for maintaining a listing, including (currently) a minimum stock price of $1 per share. We may not meet all of these requirements in the future, particularly if the price of our common stock declines. If our common stock is not listed with Nasdaq, it may be difficult or impossible to sell it.

The market price of Superconductor common stock may be adversely affected by the sale of significant numbers of shares of Superconductor common stock by major holders.

          Sales of a substantial number of Superconductor’s common shares in the public market could cause the market price of our common stock to decline. We have 59,823,553 shares of common stock outstanding, and 14,592,194 shares of common stock covered by outstanding options and warrants. All of these outstanding shares and shares issuable upon exercise of options and warrants are freely tradable.

          Several of Superconductor’s large stockholders beneficially own more than five percent (5%) of our common stock. If any of these stockholders sell substantial amounts of our common stock in the public market, or the market perceives that such sales may occur, the market price of Superconductor’s common stock could fall or fail to rise.

The market for purchases and sales of Superconductor common stock may be very limited. The sale of a limited number of shares of Superconductor could cause the price to fall sharply.

          The price of Superconductor’s stock has been volatile and had a historical book value of $0.82 at December 31, 2002.

          A variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing in low-priced stocks. Some of those policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that function to make the handling of low-priced stocks unattractive to brokers from an economic standpoint. In addition, the structure of trading commissions also tends to have an adverse impact upon holders of low-priced stock because the brokerage commission on a sale of low-priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher-priced issue.

          As a result, although there presently exists a market for Superconductor’s stock, the stock is thinly traded and the price per share will likely decline substantially if a large number of shares of Superconductor stock are offered for sale at or around the same time. Unless demand for, and the market price of, Superconductor stock significantly increases, your ability to sell Superconductor stock at a favorable price, if at all, may be severely limited and your investment may become illiquid.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of Superconductor shares.

          It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in Superconductor’s stockholders receiving a premium over the public trading price for our shares. Provisions of our restated certificate of incorporation and bylaws and of Delaware corporate law could delay or make more difficult an acquisition of our company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our restated certificate of incorporation does not permit stockholders to act by written consent and our bylaws generally require ninety (90) days advance notice of any matters to be brought before the stockholders at an annual or special meeting.

          In addition, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred stock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

          Further, our certificate of incorporation also provides for a classified board of directors with directors divided into three classes serving staggered terms. These provisions may have the effect of delaying or preventing a change in control of Superconductor without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person.

Superconductor’s stock price is extremely volatile.

          The trading price of our common stock has fluctuated significantly in recent periods, and it is likely that it will continue to be volatile. It is possible that the price of the common stock will decline below current prices, and that you would lose all or part of your investment. Equity markets, particularly for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of our common stock to decline.

Our net operating loss carryforwards could be reduced if there is a “change of ownership” under Section 382 of the Internal Revenue Code.

          At December 31, 2001, we had a federal net operating loss carryforward of approximately $162.7 million. Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return (usually the “applicable federal funds rate”, as defined in the Internal revenue Code) and the value of the corporation at the time of a “change of ownership” as defined by Section 382. Recently the Company completed an analysis of its equity transactions and determined that it had a change in ownership in August 1999. Therefore, the ability to utilize net operating loss carryforwards incurred prior to the change of ownership totaling $32.6 million will be subject in future periods to an annual limitation of $2.3 million. Net operating losses incurred by Superconductor Technologies Inc. subsequent to the change totaled $67.4 million and are not subject to this limitation, however, they may be subject to limitation should a subsequent change in ownership occur. Conductus has net operating loss carryforwards of $89.2 million. Conductus may have already had an ownership change because of its previous equity transactions. It is likely that the consummation of the merger with Conductus and the contemporaneous offering caused another ownership change for purposes of Section 382, further restricting utilization of net operating loss carryforwards incurred through the ownership change date and acquired through the acquisition of Conductus. If such an ownership change occurred, the applicable Section 382 Limitation may be significantly lower than the $2.3 million limitation that resulted from the 1999 ownership change.